Ref.: File no. 82-4025

GLOBEX

GMX Toronto Stock Exchange
G1M Frankfurt Stock Exchange
GLBXF OTCQX - International Premier, USA

INTERIM REPORT

Six months ended June 30, 2008
(Unaudited)

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of June 30, 2008 and 2007. The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants.

GLOBEX MINING ENTERPRISES INC., 86, 14TH STREET, ROUYN-NORANDA, QUEBEC J9X 2J1 CANADA

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Balance Sheets

Period ending June 30, 2008 and year ending December 31, 2007

	2008 (Unaudited)	2007 (Audited)
Assets		
Current assets		
Cash and cash equivalents	**$ 3,267,945**	$ 2,242,511
Cash restricted for flow-through expenditures (*note 6*)	**953,216**	2,477,000
Marketable securities	**4,550,585**	3,791,908
Accounts receivable	**749,409**	514,320
Quebec refundable tax credit and mining duties refunds	**907,517**	907,517
Prepaid expenses	**48,057**	4,629
	10,476,729	9,937,885
Reclamation bonds	**117,248**	109,665
Property and equipment	**342,593**	339,882
Mineral properties and deferred exploration expenses	**7,436,172**	5,936,787
	18,372,742	16,324,219
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**296,707**	981,617
Income tax payable	**1,273,990**	-
	1,570,697	981,617
Future income and mining taxes	**1,586,738**	700,793
Shareholders' equity		
Share capital		
Authorized: Unlimited common shares with no par value		
Issued and fully paid: 17,843,574 common shares		
(2007 - 17,822,674 common shares) (*note 7*)	**43,494,202**	44,566,116
Contributed surplus	**2,593,504**	2,500,455
Deficit	**(30,830,693)**	(33,955,212)
Accumulated other comprehensive income (*note 11*)	**(41,707)**	1,530,450
	15,215,306	14,641,809
	18,372,742	16,324,219

Approved by the Board

(Signed)
Jack Stoch, Director

(Signed)
Dianne Stoch, Director

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Operations and Comprehensive Income

Periods ended June 30, 2008 and 2007

	Three months		Six months	
(Unaudited)	**2008**	2007	**2008**	2007
Revenues				
Option income	**$ 40,000**	$ 10,000	**$ 4,246,018**	$ 127,000
Metal royalty income	**549,055**	16,853	**880,081**	16,853
Gain on sale of marketable securities	**55,048**	78,153	**59,287**	114,588
Interest income	**37,023**	37,039	**80,788**	79,008
Other	**12,627**	18,260	**13,808**	25,378
	693,753	160,305	**5,279,982**	362,827
Expenses				
Amortization	**13,478**	7,931	**25,956**	15,720
(Gain) loss on foreign exchange translation	**6,556**	15,044	**(15,426)**	15,953
Administration costs	**230,044**	122,394	**349,452**	236,591
Professional fees and outside services	**130,033**	109,258	**261,072**	208,555
Stock-based compensation *(note 7)*	**95,192**	406,849	**95,192**	406,849
Write down of mineral properties and deferred exploration expenses	**37,741**	8,592	**58,305**	33,903
	513,043	670,068	**774,551**	917,571
Earnings (loss) before income and mining taxes	**180,710**	(509,763)	**4,505,431**	(554,744)
Future income and mining tax expense (recovery)	**62,697**	-	**1,380,912**	-
Net earnings (loss)	**118,013**	(509,763)	**3,124,519**	(554,744)
Net earnings (loss) per common shares *(note 8)*				
Basic	**0.01**	(0.03)	**0.18**	(0.03)
Diluted	**0.01**	-	**0.16**	-
Deficit				
Balance, beginning of period	**(30,948,706)**	(32,982,677)	**(33,955,212)**	(32,936,505)
Net earnings (loss)	**118,013**	(509,763)	**3,124,519**	(554,744)
Share issue expenses	-	-	-	(1,191)
Balance, end of period	**(30,830,693)**	(33,492,440)	**(30,830,693)**	(33,492,440)
Other comprehensive income, net of taxes				
Changes in unrealized gains on available-for-sale marketable securities				
Unrealized (losses) gains arising during the period, net of taxes for the quarter of $180,190 and $266,269 for the year	**(977,406)**	1,986,825	**(1,446,795)**	2,349,481
Reclassification in net earnings (loss) on gains realized from available-for-sale marketable securities, net of taxes for the quarter of $18,585 and $24,872 for the year	**(95,981)**	(32,195)	**(125,362)**	(70,324)
	(1,073,387)	1,954,630	**(1,572,157)**	2,279,157
Net earnings (loss)	**118,013**	(509,763)	**3,124,519**	(554,744)
Comprehensive (loss) income	**(955,374)**	1,444,867	**1,552,362**	1,724,413

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Cash Flows

Periods ended June 30, 2008 and 2007

	Three months		Six months	
(Unaudited)	**2008**	2007	**2008**	2007
Operating activities				
Net earnings (loss)	**$ 118,013**	$ (509,763)	**$ 3,124,519**	$ (554,744)
Items not affecting cash:				
Option income received in marketable securities	**-**	-	**(3,886,018)**	-
Amortization	**13,478**	7,931	**25,956**	15,720
Reinvested revenues on reclamation bond	**218**	5,799	**(7,583)**	6,385
Gain on sale of marketable securities	**(55,048)**	(78,154)	**(59,287)**	(114,588)
Write down of mineral properties and deferred exploration expenses	**37,741**	-	**58,305**	-
Future income and mining tax expense (recovery)	**(12,097)**	-	**106,922**	-
Stock-based compensation	**95,192**	406,849	**95,192**	406,849
Changes in non-cash operating working capital items *(note 12)*	**190,081**	(719)	**310,563**	198,691
	794,427	(168,057)	**175,418**	(41,685)
Financing activities				
Issuance of share capital	**(6,101)**	-	**(3,501)**	40,470
Share capital issue expenses	**-**	-	**-**	(1,191)
	(6,101)	-	**(3,501)**	39,279
Investing activities				
Acquisition of property and equipment	**(15,755)**	(2,850)	**(28,667)**	(9,055)
Deferred exploration expenses	**(681,451)**	(482,082)	**(1,551,705)**	(730,330)
Mineral properties acquisitions	**(4,010)**	(13,066)	**(5,985)**	(74,554)
Quebec refundable tax credit and mining duties refund, option and grant proceeds, reducing mineral properties and deferred exploration expenses	**-**	(30,957)	**-**	(30,957)
Proceeds on sale of marketable securities	**6,358,382**	117,222	**10,565,343**	172,107
Acquisition of marketable securities	**(5,536,785)**	392,962	**(9,649,252)**	1,514,060
Cash restricted for flow-through expenditures	**666,105**	207,038	**1,523,784**	(910,580)
	786,486	188,267	**853,517**	(69,309)
Net increase (decrease) in cash and cash equivalents	**1,574,812**	20,210	**1,025,434**	(71,715)
Cash and cash equivalents, beginning of period	**1,693,133**	238,288	**2,242,511**	330,213
Cash and cash equivalents, end of period	**3,267,945**	258,498	**3,267,945**	258,498

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Deferred Exploration Expenditures

Periods ended June 30, 2008 and 2007

	Three months		Six months	
(Unaudited)	**2008**	2007	**2008**	2007
Current expenses				
Geology	**$ 73,138**	77,997	**$ 149,818**	$ 113,780
Labour	**51,867**	26,085	**106,467**	40,271
Consulting	**10,862**	3,551	**16,596**	5,888
Geophysics	**318,531**	52,247	**430,807**	207,719
Drilling	**88,985**	248,329	**552,411**	266,145
Laboratory analysis	**42,211**	5,954	**88,175**	9,787
Core shack rental and storage	**17,582**	4,762	**26,644**	19,780
Equipment rental	**4,800**	8,066	**23,345**	18,457
Mining property tax	**15,254**	22,635	**27,335**	39,242
Transport & road access	**16,939**	4,826	**52,812**	5,146
Permits	**86**	419	**580**	911
Reports and maps	**1,170**	2,992	**2,781**	3,776
Supplies	**13,895**	8,826	**25,330**	9,346
Line cutting	**26,132**	19,570	**48,604**	19,570
Prospecting	**-**	4,415	**-**	4,415
Total current exploration expenses	**681,451**	490,674	**1,551,705**	764,233
Deferred exploration expenses - beginning of period	**3,973,483**	1,868,617	**3,123,793**	1,620,369
Exploration expenses written down	**(37,741)**	(8,592)	**(58,305)**	(33,903)
Deferred exploration expenses - end of period	**4,617,193**	2,350,699	**4,617,193**	2,350,699

Notes to the Interim Consolidated Financial Statements

June 30, 2008 (unaudited)

1. Description of the business

Globex Mining Enterprises Inc. ("Globex") is a Canadian exploration company with a North American portfolio of properties with gold, copper, zinc, silver, platinum, palladium, uranium, rare earth, nickel, magnesium and talc potential. Globex trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the International Premier OTCQX, USA. The Company seeks to create shareholder value by acquiring mineral properties, enhancing them and either optioning, selling or joint venturing them or developing them to production.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Globex's current net assets combined with projected option and royalty revenues cause management to believe that the Company can operate as a going concern for the foreseeable future.

2. Accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same account principles and methods of application as used in the latest annual consolidated financial statements and as disclosed in note 2 to Globex's financial statements for the year ended December 31, 2007. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2007 Annual Report.

3. Fair value of financial instruments

The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, reclamation bonds, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

4. Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

5. Comparative consolidated financial statements

Certain comparative figures have been reclassified to conform to the presentation adopted in 2008.

6. Cash restricted for flow-through expenditures

Flow-through common shares require the Company to expend an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at June 30, 2008, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $953,216 (2007 - $2,477,000).

Notes to the Interim Consolidated Financial Statements

7. Share capital

Authorized and issued

Authorized, unlimited number of common shares, no par value

	2008		2007	
Balance, beginning of year	**17,822,674**	**$ 44,566,116**	16,459,550	$ 38,983,570
Stock options exercised	**25,000**	**8,250**	335,000	375,608
Private placement	-	-	806,724	4,000,007
Mining property acquisition	-	-	210,000	1,155,000
Purchase warrants exercised	-	-	11,400	51,931
Normal course issuer bid (i)	**(4,100)**	**(10,001)**	-	-
Tax benefits renounced - flow-through (ii)	-	**(1,070,163)**	-	-
Balance, end of year	**17,843,574**	**43,494,202**	17,822,674	44,566,116

(i) During the second quarter of 2008, Globex repurchased and cancelled 4,100 common shares under its normal course issuer bid (NCIB) for $10,393 ($2.53 per share). The book value of these shares is $10,001 ($2.49 per share).

(ii) In accordance with EIC 146, the Company recognizes the tax effect of flow through shares issued only when the Company files the renouncement documents with the tax authorities to renounce the tax credit associated with the expenditures. The tax effect of flow through shares issued in 2007 amounts to $1,070,163 and was recorded in January 2008.

As at June 30, 2008, 36,100 (2007 - 411,100) common shares are held in escrow. With permission from the "Autorité des marchés financiers", 375,000 common shares issued as partial consideration for the Lyndhurst property were released from escrow. The remaining 36,100 common shares were issued as consideration for a property, which has since been abandoned, thus the shares will never be released from escrow.

Share purchase warrants

The Company has no warrants issued, exercised or expired during the period.

Stock option plan

Under the Company's stock option plan (the "Plan"), the Board of Directors may from time-to-time grant stock options to directors, officers and employees of, and service providers to, the Company and its subsidiaries. Stock options granted under the Plan may have a term of up to ten years, as determined by the Board of Directors at the time of granting the stock options. Accordingly, 880,000 options may be granted in addition to the common share purchase options currently outstanding. Options are granted at an exercise price equal to or greater than the closing quoted market price of the common shares of the Company on the Toronto Stock Exchange for the day immediately preceding the grant date.

A summary of changes in Globex's outstanding stock options is presented below:

	2008		2007	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Balance, beginning of year	**2,415,500**	**$ 1.35**	2,625,500	$ 1.35
Expired	**(100,000)**	**5.03**	(100,000)	1.95
Exercised	**(25,000)**	**0.26**	(335,000)	0.43
Extended	-	-	100,000	1.95
Granted	**225,000**	**4.11**	125,000	5.03
Matured	**(50,000)**	**6.10**	-	-
Balance, end of year	**2,465,500**	**1.67**	2,415,500	1.35

Notes to the Interim Consolidated Financial Statements

The following table summarizes information about the stock options outstanding and exercisable as at June 30, 2008:

Range of prices	Number of options outstanding and exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price
$ 0.20 - 0.34	1,183,000	3.25	$ 0.31
0.75 - 0.80	500,000	7.25	0.79
1.95 - 2.99	125,000	2.46	2.16
3.15 - 4.50	392,500	3.92	4.13
5.00 - 6.81	265,000	1.24	5.53

Stock-based compensation

The Company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock. The Company granted 225,000 stock options to service providers and employees during the second quarter of 2008. Globex uses the Black-Scholes model to estimate fair value using the following weighted average assumptions:

	2008	2007
Expected dividend yield	**nil**	nil
Expected stock price volatility	**67.4%**	74%
Risk free interest rate	**2.78%**	4.54%
Expected life	**1.22 years**	3 years
Total stock-based compensation	**$ 95,192**	$ 406,849

8. Net earnings (loss) per common share

Basic earnings (loss) per common share are calculated by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share are calculated by dividing the net earnings (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted earnings per share:

	Three months		Six months	
	2008	2007	**2008**	2007
Numerator				
Net earnings (loss) for the year	$ **118,013**	$ (509,763)	$ **3,124,519**	$ (554,744)
Denominator				
Weighted average number of common shares - basic	**17,834,616**	16,680,950	**17,828,733**	16,593,808
Effect of dilutive shares (i)				
Stock options	**1,808,000**	-	**1,808,000**	-
Weighted average number of common shares - diluted	**19,642,616**	16,680,950	**19,636,733**	16,593,808
Basic net earnings per share	$ **0.01**	$ (0.03)	$ **0.18**	(0.03)
Diluted net earnings per share	$ **0.01**	-	$ **0.16**	-

(i) The stock options are not included in the computation of diluted loss per share in 2007 as their inclusion would be anti-dilutive.

Notes to the Interim Consolidated Financial Statements

9. Joint arrangements

On July 1, 2004, the Company entered into a joint arrangement with Queenston Mining Inc. agreeing to pool the Company's Cadillac - Wood Gold Mine claims and Queenston's adjacent claims, the Pandora gold property. With Globex as operator, the venturers will participate jointly in exploration, development and mining of mineral resources within the expanded property package.

10. Related party transactions

The Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

		2008		2007
Compensation - Jack Stoch, President and CEO	$	**79,998**	$	22,500
Compensation - Dianne Stoch, Secretary-Treasurer and CFO		**60,000**		18,000
Rent - Core facility, core storage and equipment		**22,100**		5,300
Cadillac - Wood Gold Mine property option		**-**		425,250
		162,098		471,050

All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up.

11. Accumulated other comprehensive income

		2008		2007
Unrealized gains on available-for-sale marketable securities				
Balance, beginning of year	$	**1,530,450**	$	-
2007 changes in accounting policies		**-**		168,216
		1,530,450		168,216
Net change during the year		**(1,572,157)**		1,362,234
Balance, end of year		**(41,707)**		1,530,450

12. Additional information to the cash flow statement

Changes in non-cash working capital items

		2008		2007
Accounts receivable	$	**(235,089)**	$	(213,883)
Quebec refundable tax credit and mining duties refunds		**-**		30,957
Prepaid expenses		**(43,428)**		36,179
Accounts payable and accrued liabilities		**589,080**		345,438
		310,563		198,691

GLOBEX MINING ENTERPRISES INC.

Management Discussion and Analysis

THE ANNUAL INFORMATION FORM (AIF) CONTAINS A DETAILED DISCUSSION OF THE NUMEROUS PROPERTIES HELD BY THE COMPANY.

For the six (6) month period ended June 30, 2008

Management Discussion and Analysis of Financial Results for the six month period ended June 30, 2008 should be read in conjunction with the Company's unaudited June 30, 2007 and audited December 31, 2007 financial statements and their notes. All Company public disclosure documents including the Annual Information Form and press releases are available on SEDAR. The Company website at www.globexmining.com includes all SEDAR published data and detailed property information.

Overview

Globex is a Canadian mining exploration company with a large portfolio of early to mid-stage exploration and development properties. Numerous properties are being actively explored by Globex or its option partners. Two properties, that the Company holds royalties on, are now in production and seven other projects are currently in preproduction or are subject to due diligence. The Company seeks to create shareholder value by acquiring properties, enhancing and developing them for optioning, joint venturing or vending, with the ultimate aim of production. Optioning exploration properties is one of the strategies Globex employs to manage its extensive mineral property portfolio as well as to conserve cash. This model allows Globex to acquire hard cash while ensuring its properties are being explored and still retaining an interest in any future production. The term option as related to Globex property deals should be understood as follows: In exchange for annual cash and/or share payments and an annual monetary work commitment on the property, Globex grants the Optionee the right to acquire an interest in the optioned property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. All conditions of the agreement must be met before any interest in the property accrues to the Optionee. Generally, the option contract automatically terminates if any single payment or annual work commitment is not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a Gross Metal Royalty (GMR) or other carried interest in the property. Outright property sales also include some form of royalty interest payable when projects achieve commercial production.

Globex Mining Enterprises Inc. trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the International Premier OTCQX in the USA.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all monetary values are expressed in Canadian dollars unless otherwise expressly stated.

Results of Operations

Summary of Quarterly Results

The following table shows selected results by quarter for the last eight quarters.

	2008		2007				2006	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues	$ 693,753	$ 4,586,229	$ 341,945	$ 474,997	$ 160,305	$ 202,521	$ 578,333	$ 833,390
Net earnings (loss)	118,013	3,006,506	17,935	(361,594)	(509,763)	(44,981)	724,938	(287,383)
Net earnings (loss) per share								
- basic	0.01	0.17	-	(0.02)	(0.03)	-	0.05	(0.02)
- diluted	0.01	0.15	-	-	-	-	0.03	-

During the second quarter 2008, Globex reported net earnings of $118,013, compared to a net loss of $509,763 in 2007. Revenue of $693,753 (2006 - $160,305) was primarily composed of metal royalty income totalling $549,055,

earned from production at the Fabie Bay Mine - $504,167 and from zinc production at the SRA, Tennessee property - $44,887. Option income of $40,000 for the Bateman and Grandroy projects, interest income of $37,023 and the income earned from the gain on sale of marketable securities of Altai Resources Inc., Rocmec Mining Inc., and Strategic Resource Acquisition Corp. of $55,048, enhanced Globex's revenues.

Summary of Year to Date Results

During the first half of 2008, Globex reported net earnings before income and mining taxes of $4,505,431, compared to a net loss of $554,744 in 2007. Option income of $4,246,018 (2007 - $127,000) includes 3,886,018 shares of First Metals Inc. valued at $1.00 per share and $250,000. In addition, Plato Gold Corp. continued the Vauquelin, township, option with a payment of $25,000; Animiki Mining Corporation Ltd. and C2C Gold Corporation Inc. option of the Blackcliff Property, Malartic township, contributed $25,000 and a new option agreement with Ressources minières Processor inc. for the Bateman Bay and Grandroy properties in McKenzie and Roy townships, added $60,000 to option income.

Partial sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing these costs to nil prior to recognizing any gains. Shares received under option agreements are valued at the closing price on the contract date and may be discounted to reflect managements' view of the carrying value of the shares received.

Metal royalty income totalled $880,081 for the first half of 2008 (2007 – $16,853). First Metals Inc. production from the Fabie Bay Mine, Hebecourt township, which officially reached commercial production effective March 1, 2008 has generated $835,194. Production is subject to a 2% metal royalty. In addition, Globex is entitled to a 10% net profit royalty on all production from the Fabie Mine and the nearby Magusi River property, after the recovery of $10 million in capital cost by First Metals. Metal royalty income from Globex's Tennessee property generated $44,887.

Gain on the sale of marketable securities of $59,287 (2007 - $114,588) resulted from the sale of Gold Bullion Development Corp., Rocmec Mining Inc., Altai Resources Corporation and Strategic Resource Acquisition Corporation shares. These shares were acquired when Optionees paid a portion of their option payments in common shares, recognized by the Company as income in the appropriate period.

Interest income of $80,788 (2007 – $79,008) earned mainly from GIC's reflects cash on hand committed to future exploration programs.

Total expenses to June 30, 2008 were $774,551 compared to $917,571 in 2007. Overall costs were 15% lower than the same period in 2007 due mainly to a reduction in stock-based compensation.

A stronger American dollar and Euro translated into a gain on foreign exchange of $15,426. The Company has Reclamation Bonds in US dollars and maintains limited foreign currency accounts, in US dollars and Euros.

Property and equipment additions in 2008 were $28,667 (2007 - $9,055). The Company acquired a new display booth for conference and convention use, office equipment and a used all terrain vehicle for exploration purposes. Amortization at $25,956 in 2008 was greater than 2007 by $10,236.

During the first half of 2008 deferred exploration expenditures at $1,551,705 exceeded 2007 exploration spending of $764,233. Globex's 2008 commitment to flow-through spending is now $953,216.

Exploration Activities and Mining Properties

The Company, to the best of its ability, conducts exploration activities in compliance with "Exploration Best Practices Guidelines" established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards with exploration programs planned and managed by "Qualified Persons" who ensure that QA/QC practices are consistent with National Instrument 43-101 standards. On all projects, diamond drill core is sampled by a Qualified Person and is split in half with one-half of the core analyzed, in the case of gold, by standard fire assay with atomic absorption or gravimetric finish at an independent, registered commercial assay laboratory. The second-half of the drill core is retained for future reference. Other elements are determined in an industry acceptable manner, for either geochemical trace signatures or metal ore grades.

There were several highlights in the second quarter of 2008. First, Globex signed a binding Letter of Intent (the "LOI") with the hydrometallurgical research firm, Drinkard Metalox, Inc., pertaining to Globex's magnesite-talc property near Timmins, Ontario. Under the LOI, a joint venture was formed (75% Globex and 25% Drinkard Metalox) in order to perform test work, and if successful, monetize a patented hydrometallurgical process to produce magnesium compounds and high brightness talc from the Property. An initial series of laboratory tests was positive and further laboratory as well as bench scale and pilot plant scale tests are planned over the next 12 months.

In the second quarter, production at Globex's Tennessee royalty property, operated by Strategic Resource Acquisition Corporation ("SRA"), ramped up with material passing through the mill on a more or less continuous basis. During the second quarter Globex received several royalty payments. Unfortunately zinc prices have since fallen below US$0.90 per pound, the cut off point for Globex royalty payments from the project.

On a more upbeat note, First Metals Inc. achieved commercial production at Globex's royalty generating, Fabie Bay copper-silver deposit north of Rouyn-Noranda, Quebec. First Metals as per our contract, issued a share certificate for 3,886,018 First Metals shares to Globex representing 10% of their issued capital making Globex their largest shareholder. In addition to mining the Fabie Bay deposit, First Metals has been drilling off the adjacent Magusi Deposit and has performed geotechnical work in order to prepare it for production. They have received the permit which will allow them to sink a ramp on the zone, bulk sample it and prepare for commercial production. Globex is entitled to royalties on the Magusi Deposit when it is brought into production. First Metals Inc. has announced that sinking of a ramp at Magusi will commence in August 2008.

At Globex's Russian Kid gold royalty property west of Rouyn-Noranda, Quebec, Rocmec Mining Inc. has announced that they will install a 75 tonne per day mill, underground, at the mine and that it is expected to be operational by October 18th, 2008. If Rocmec is successful, Globex could start to receive regular royalty payments from this project before the end of the year.

Plato Gold Corp. announced that they were starting a 5,000 metre drill program on Globex's Nordeau gold property. Work has commenced and results are pending.

Noront Resources Ltd. withdrew from Globex's Hunters Point uranium, gold and rare earth project south of Belleterre, Quebec, due to financial and personnel commitments resulting from their high profile copper, nickel discovery in northern Ontario. Noront undertook significant geophysical and geological exploration on portions of the property with the discovery of important uranium, gold and rare earth occurrences. Further work is definitely warranted on the property which now totals some 26,000 hectares. Globex entered into negotiations to option Globex's land package to a neighbouring property owner but the negotiations, while ongoing, are progressing slowly.

Due diligence by partners, continued on Globex's Blackcliff, Grandroy and Bateman Bay properties with diamond drilling at Blackcliff and NI 43-101 reports being prepared on both the Grandroy and Bateman Bay properties.

At Globex's Wood-Pandora 50/50 joint venture property with Queenston Mining Inc., metallurgical test work continued at SGS Lakefield Research Limited. Laboratory recovery rates have been above expectations and test work should be completed shortly. Also, 2,668 metres of infill drilling was commenced at the Ironwood gold deposit with initial results released in a press release dated July 9, 2008. Drill intersections of up to 15 metres grading 15.27 g/t, Au (0.45 oz/t Au over 49.2 feet) were reported confirming and detailing the continuity of gold values between previously reported holes. A National Instrument 43-101 compliant technical report was received at the end of February for the Cadillac township, Quebec, Ironwood gold deposit. The report, dated February 26, 2008, estimates that 243,200 tonnes of an "Inferred Mineral Resource" has been outlined grading 17.26 grams per tonne gold. This report was posted on SEDAR as of March 19, 2008.

Line cutting was completed on the Lyndhurst base metal project in Destor and Poularies townships, Quebec, in late 2007. An advanced, deep sensing, induced polarization (IP), resistivity and magnetotelluric resistivity (MT) survey contract was negotiated with Quantec Geoscience Inc. The Titan 24 survey covered the previously shallowly mined Lyndhurst shaft area as well as Globex's deep massive sulphide "Moses Zone" discovery. This work was carried out in early May. In addition, review and compilation efforts are still on-going, centered on areas of known shallow massive sulphide mineralization in the area of the Lyndhurst shaft. It is anticipated that targets generated by this and the geophysical work will be tested later in the year. Stripping, mapping and detailed drilling are planned for the third quarter on the shallow, copper-silica, number 1 Zone east of the Lyndhurst shaft.

The field work component of exploration on the Parbec gold project in Malartic township, Quebec was completed in late February 2008. Six diamond drill holes were done totalling 3,722 meters in widely spaced drilling on the gold localizing Larder-Cadillac fault structure. This shear hosts three zones of gold mineralization at its northern boundary. In addition the property has a 580 meter long decline which was driven by previous operators to a vertical depth of about 100 meters in the southern wall rock of this shear structure. Core logging is complete. Core assays for this work are still arriving. Final maps and reports of geophysical work carried out by Larder Geophysics have been received, consisting of a ground magnetometer survey and combined induced polarization (IP) and resistivity surveys. To date, no economic gold intersections have been encountered in the wide spaced drill program.

An agreement to option a base metal project in the Cheticamp area of the Cape Breton Highlands was completed. Initial diamond drill testing of the project began in July and is currently in progress. Once this initial work has been completed, the drill equipment will be moved to the French Village project in Nova Scotia, in order to test an area of historical trenching.

Acadian Mining Corp., Nova Scotia, announced additional assay results on the Getty lead-zinc deposit in February, 2008. The Getty deposit is subject to a 1% gross metal royalty held by Globex. Globex is awaiting further news on this project.

Total cash exploration spending in 2008 amounted to $1,551,705 (2007 - $764,233). Mining property taxes totalled $27,335 (2007 - $39,242).

The Company believes that the carrying cost or book value of mining and exploration properties owned by the Company may not fairly represent its assets for any one of the following reasons: 1) Many of the Company's mineral properties were acquired over a 25-year period at nominal costs when commodity prices, and thus property values, were much lower than today; 2) An exploration property, previously optioned, may have been reduced to zero cost as a result of option payments received. If the option contract was not completed, the property is still an asset of the Company, for example, the Mooseland property in Halifax county; and 3) According to Canadian generally accepted accounting principles, if no significant work has been done on a mineral property in the past 3 years, it must be written off. The property continues to be held by the Company and may have value as a result of mineral deposits thereon and untested exploration targets.

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this document and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. The involvement of Jack Stoch, President, Dianne Stoch, Secretary-Treasurer and Debra Turpin, Controller, in the design and operation of disclosure controls and procedures was effective at and for the quarter ending June 30, 2008 and provides reasonable assurance that all material information relating to the Company is disclosed.

Internal Control over Financial Reporting

During the quarter ended June 30, 2008, the Company evaluated the design of internal controls over financial reporting for its operating and accounting systems. As the evaluation of the disclosure controls and procedures mentioned above, the design of internal controls over financial reporting was evaluated as defined in the Multilateral Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these controls and procedures are adequate and provide a reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with Canadian GAAP.

Related Party Transactions

In 2008, the Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

		2008		2007
Compensation - Jack Stoch, President and CEO	$	79,998	$	22,500
Compensation - Dianne Stoch, Secretary-Treasurer and CFO		60,000		18,000
Rent - Core facility, core storage and equipment		22,100		5,300
Cadillac - Wood Gold Mine property option		-		425,250
	$	162,098	$	471,050

The Board of Directors increased the annual compensation to $160,000 for Jack Stoch (President and CEO) and $120,000 for Dianne Stoch (Secretary-Treasurer and CFO) for the 2008 fiscal year. The Board believes that the current compensation is more in line with the remuneration received by officers of mineral exploration peer group companies. In addition the independent members of the board have requested that an independent real estate appraisal be made of the Company's core facilities and that these facilities be purchased by Globex if the appraised valuation is reasonable.

Changes in Accounting Policy

Section 1506, Accounting Changes prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section allows for voluntary changes in accounting policies only if they result in the financial statements providing reliable and more relevant information. In addition, this Section requires entities to disclose the fact that they did not apply a primary source of GAAP that have been issued but not yet effective. The adoption of this Section had no impact on the consolidated financial position or results of operations for the period ended June 30, 2008.

Section 1535, Capital disclosures establishes disclosure requirements regarding an entity's capital, including (i) an entity's objectives, policies, and processes of managing capital; (ii) quantitative date about what the entity regards as capital; iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new standard has had no impact on the consolidated financial position or results of operations for the period ended June 30, 2008.

Sections 3862 and 3863, Financial instrument - Disclosures and 3863 Financial Instruments - This presentation replaces Section 3861 Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements while leaving presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new standard has had no impact on the consolidated financial position or results of operations for the period ended June 30, 2008.

Future Accounting Changes

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB's strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Financial Instruments

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

Stock-based Compensation

Recognition of contribution to the success of the Company through stock-based compensation conserves cash and acts as an incentive for employees and service providers to maintain their high level of participation. The Company records stock options granted using a fair value based method of accounting, the Black-Scholes model, to estimate fair value.

In the first half of 2008 the Company granted 225,000 stock options and assigned a fair value of $95,192. The detail of the grant is: 200,000 stock options to a service provider, exercisable at an average price of $4.14, with a 1 year term and 25,000 to an employee, exercisable at $2.99, with a 5 year term. The options granted were valued using the Black-Scholes option pricing model, with a volatility rate between 67% and 71%, a dividend yield of 0%, a risk free interest rate 2.78% and an expected life between 1 and 3 years. Stock options, assigned a fair value of $1,750, were exercised in 2008 and 150,000 stock options with a fair value of $418,293, expired/matured without being exercised.

The Company cautions that the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may overestimate the actual value of the options that the Company has granted. Further, the Black-Scholes model also requires an estimate of expected volatility. The Company uses its historical volatility rates to calculate an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Further, the determined fair value is charged to operations with an offsetting amount credited to Contributed Surplus. Upon exercise of an option, the corresponding fair value stored in Contributed Surplus is transferred to Capital Stock, recognizing the fair value cost of the stock issued. It should be noted however, that if an option matures without being exercised, the fair value credited to Contributed Surplus remains in that account ad infinitum.

Capital Stock

As at July 30, 2008, 18,343,574 common shares are issued and outstanding and 2,265,500 stock options remain outstanding for a fully diluted common share capital of 20,609,074.

In July, 2008 Globex announced an agreement to issue up to 950,000 shares at a price of $4.25 per share by way of private placements of flow-though shares. On July 15, 2008, the initial 500,000 share, $2,125,000 tranche, closed with an institutional investor. A fee of 4%, $85,000, was paid to an arm's length financial advisor, Citadel Securities of Halifax, Nova Scotia.

On June 10, 2008, the "Autorité des marchés financiers" granted permission to the Company to release 375,000 shares from escrow. The interpretation of the escrow agreement, dated November 27, 1987, required commercial production on one of the Globex's properties. This condition was fulfilled by the commencement of commercial production on March 1, 2008 at the Fabie Bay Mine.

On April 29, 2008, the Company repurchased 4,100 common shares under its normal course issuer bid (NCIB) for $10,393 ($2.53 per share). The book value of these shares was $10,001 ($2.49 per share).

Liquidity and Working Capital

At June 30, 2008, the Company had cash and cash equivalents of $3,267,945 compared to $2,242,511 at December 31, 2007 excluding cash restricted for flow-through expenditures of $953,216 (2007 - $2,477,000). With June 30, 2008 working capital of $8,906,032 (December 31, 2007 - $8,956,268) and exploration spending expected to exceed $2.4 million for 2008, already funded, the Company believes the cash position is adequate to meet current needs. Globex does not have any long-term debt or similar contractual commitments.

Risks

Risks beyond the control of the Company come from multiple sources.

Metal Prices: World-wide supply and demand for metals determines metal prices. Higher metal prices spur exploration activity and thus drive up the terms at which Globex can option its properties. The ability of the Company to market and/or develop its properties and the future profitability of the Company are directly related to the market price of metals. Metal prices also directly affect the revenue stream that Globex anticipates from mines in production. Lower metal prices equal lower or no revenue. Higher metal prices equal higher revenue.

Currency Exchange Fluctuations: Metal prices are quoted in US dollars. The recent weakness of the US dollar against the Canadian dollar shrinks potential metal revenues when translated into Canadian dollars while mining and exploration costs in Canadian dollars remain constant or actually increase. The viability of a mine could be determined by currency fluctuation.

Staff Recruitment and Retention: Following the last down-cycle in the metal market, many experienced mining exploration geologists and technicians changed careers. Some universities closed their geology departments. As a result of the cyclical nature of the business, it is very difficult to find and retain the experienced, competent individuals required to build a company. Salaries, benefits and working conditions have risen dramatically and need to be competitive.

Option Revenue: Option contracts taken to term can appear extremely lucrative. However, if exploration results are poor in year 1, the property may be returned after only a single payment. These negative results may further, mean share payments received by the Company lose value. If the main target of a particular property is drilled with negative results, the property may cease to have exploration potential and thus the ability to generate future option revenue.

Success of Partners: The outcome of efforts by joint venture, option and royalty partners has a significant effect on the Company's profitability. If they are successful in achieving their goals in a timely and cost-efficient manner, the Company will benefit. Should they fail financially, technically or for other reasons, we will be negatively affected.

Government Legislation and Taxation: Flow-through financing, combined with provincial tax credits for exploring in Quebec, are potentially important sources for financing Globex's exploration programs. Any material changes in these programs could adversely affect the Company's operations.

Finding and Developing Economic Reserves: The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Other risks the Company faces are: renegotiation of contracts, permitting, reserves estimation, environmental factors, governments not enforcing access laws and various other regulatory risks.

Forward-looking Statements

Certain statements in this document are forward-looking and prospective. Such statements reflect management's expectations regarding future growth, performance, business prospects and opportunities. Wherever possible, words such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. A number of factors could cause our actual results, performance or achievements in future periods to differ materially from the results discussed or implied in the forward-looking statements. Although the forward-looking statements contained in this analysis are based upon what management believes to be reasonable assumptions, we can provide no assurance that actual results will be consistent with these forward-looking statements. The forward-looking statements contained herein are made as of the date hereof and the Company disclaims any intention, and assumes no obligation, to update or revise these forward-looking statements to reflect new events or circumstances.

Outlook

The Company is optimistic about the future with a number of optionees at or approaching production.

First Metals Inc. declared commercial production on March 1, 2008 at its Fabie Mine in Hebecourt township: Shares, cash and royalty revenue added $4.6 million to Globex's gross revenue in 1st half 2008. Production is subject to a 2% net metal return payable to Globex. A 10% net profit return is payable after the recoup of $10 million in capital costs by First Metals Inc. Ramping into the Magusi River deposit, which is subject to the same royalty and net profit terms as the Fabie, is scheduled to commence in August 2008.

Strategic Resource Acquisition Corporation is the owner of significant zinc assets in Tennessee, USA, on which Globex holds a gross metal royalty of 1.4% on all zinc mine production at an LME zinc price of, at or over US$1.10 or 1% on all zinc production between US$0.90 and US$1.09. At the present zinc price, Globex's royalty is not payable. When zinc prices rise to at least US$0.90/lb, Globex's royalty stream from this property will be significant. In addition, Globex owns 588,200 common shares of SRA.

A net metal royalty of 5% on all metals generated in the production of the first 25,000 gold ounces and 3% on all metals is due from Rocmec Mining Inc. on all production from the Russian Kid Mine. On April 30, 2008, Rocmec announced the purchase of a 75 tonne per day mill which is expected to be operational by mid-October 2008.

2008 Royalties from mine production are expected to provide the Company with a revenue stream to supplement its hard cash needs.

Our principal exploration focus continues to be the Wood-Pandora joint venture project, in Cadillac township: An independent NI 43-101 compliant resource evaluation of this mineralized body was completed in late February 2008 indicating a NI 43-101 conformable inferred resource of 243,000 tonnes grading 17.26 g/t Au.

2008 exploration is fully funded by 2007 flow-through share financings. Significant work is on-going at the Lyndhurst, Cheticamp and Tonnancour properties as well as several others.

The Company is actively seeking optionees for its numerous and multi-stage exploration properties.

Additional Information

This analysis should be read in conjunction with the most recent financial statements. Financial information about the Company is contained in its comparative financial statements for the quarter ended June 30, 2008 and the fiscal year ended December 31, 2007 and additional information about the Company, including the Annual Information Form (AIF), is available on SEDAR at www.sedar.com. Further, the Company posts all publicly filed documents, including the AIF and the Management Discussion and Analysis, on its website www.globexmining.com in a timely manner.

If you would like to obtain, at no cost to you, a copy of the 2008 and/or 2007 Management Discussion and Analysis, please send your request to:

Globex Mining Enterprises Inc.
86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Telephone: 819.797.5242 Telecopier: 819.797.1470
Email: dstoch@globexmining.com

Authorization

The contents and the dissemination of this Management's Discussion and Analysis have been approved by the Board of Directors of the Company.

(Signed)
Jack Stoch
Director

(Signed)
Dianne Stoch
Director

DATED at Rouyn-Noranda, Quebec

July 30, 2008

END